Exhibit 99.2

 Q2 2023 presentation  August 17, 2023  cover

 FORWARD LOOKING STATEMENTS  This presentation and related discussions includes forward looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as "anticipate", "believe", "continue", "estimate", "expect", "intends", "may", "should", "will", "likely", "aim", "plan" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, expected Adjusted EBITDA, contract backlog, average contract dayrates, contract extensions, options, LOIs and LOAs and potential revenue, expected trends in contracting activity, including rates that may be achieved, and expected impact of contracting activity including extensions, trends in dayrates and expected dayrates, market conditions, anticipated contracting of rigs and fleet, expected activation, mobilization and commencement of contracts of our rigs and expected timing thereof, our plan to bring forward the delivery of "Vale" and "Var" and expected delivery of those rigs, expected utilization of the global jack-up fleet, number of rigs contracted and available and expected to be available and expected trends in the global fleet including expected new deliveries and expected timing of new rigs entering the market, statements about our debt obligations and maturities, statements made under “Market” and "Risk and uncertainties" above, and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and other important factors which are difficult or impossible to predict and are beyond our control. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the ones expressed or implied by these forward-looking statements including risks relating to our industry, business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results / guidance discussed herein, the risk of delays in payments to our JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation, risk relating to global economic uncertainty, and energy commodity prices, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, the risk that backlog and revenue potential will not materialize as expected, risks relating to the operations of our rigs and ability to achieve expected operation dates in terms of activation, mobilization and delivery of rigs and commencement of contracts and the terms of contracts, risks relating to market trends, tender activity and rates, risks relating to the maturity of our secured debt in 2025, and our bonds maturing in 2026 and 2028, risks relating to our liquidity, the risk that our available liquidity is not sufficient to meet or refinance our liquidity requirements, risks relating to cash flows from operations, risks relating to our loan agreements and other debt instruments and rig purchase and finance contracts, including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet or refinance our significant debt obligations including debt maturities and obligations under rig purchase and finance contracts and our other obligations as they fall due, risks relating to our ability to continue as a going concern as described under "Going Concern" in our unaudited financial statements for the six months ended June 30, 2023 and other risks described in our working capital statement included in our most recent audited and unaudited financial statements, risks relating to future financings including the risk that future financings may not be completed when required and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risk relating to our newbuild purchase and financing agreements, risks relating to our plans and agreements to sell the remaining of the three newbuild rigs we have agreed to sell, risk related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for oil and gas, risk relating to the military action in Ukraine and its impact on our business, and other risks factors set forth under “Risk Factors” in our most recent annual report on Form 20-F and other filings with 5 the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.  2

 A LEADING PURE PLAY COMPANY  MODERN JACK-UP FLEET AND GLOBAL PRESENCE  Source: Company data as of August 17th 2023.  1 Including five rigs operating in Mexico under a JV on 100% basis and mobilization revenues, excluding unexercised options.  6  2   Contract    Backlog1  $1.64bn   Modern    Fleet  ~6yr  Average Age   Fleet   24   Premium rigs   Fleet   Utilization   100%   EBITDA   Margin   45%   People  2,250 (offshore)   300 (onshore)  7  1  3  5  22  0  2  Contracted  Warm Stacked  Under construction

KEY FINANCIALS Q2 2023

INCOME STATEMENT

USDm	Q2 2023	Q1 2023
Operating revenues	**187.5**	**172.0**
Gain on disposal	0.2	0.1
Rig operating and maintenance expenses	(89.5)	(85.5)
General and administrative expenses	(10.3)	(12.4)
Depreciation of non-current assets	(28.0)	(28.2)
Total operating expenses	**(127.8)**	**(126.1)**
Operating income	**59.9**	**46.0**
Income/ from equity method investments	3.9	2.4
Total financial expenses net	(49.6)	(40.5)
Income tax expense	(13.4)	(15.3)
Net income/(loss)	**0.8**	**(7.4)**
Adjusted EBITDA	**84.0**	**72.4**

Balance sheet (USDm)	Q2 2023	Q1 2023
Total assets	2,996.1	3,162.2
Total liabilities	2,088.9	2,258.1
Total equity	906.2	904.1
Cash and cash equivalents	83.8	90.3
Restricted cash (short-term and long-term)	-	168.4

COMMENTS Q2 2023

- **Total operating revenues** increased by $15.5m as a result of an increase of $13.4m in dayrate revenues, primarily a result of an increase day rates earned. Related party revenue, which is bareboat earnings from our Mexico JVs, increased by $2.1m.
- **Rig operating and maintenance expenses** increased by $4.0m quarter on quarter. This overall increase was driven primarily as a result the $3.8m insurance proceeds recognized in Q1 2023, reducing expenses in the quarter.
- **General and admin. expenses** decreased by $2.1m quarter on quarter, as Q1 2023 included a $1.3m national insurance expense recorded on employee stock options due to increase in the share price.
- **Total financial expenses** increased by $9.1m, primarily as a result of a $6.8m increase in other financial expenses, net, primarily driven by a $4.8m increase in foreign exchange losses, as well as a $1.6m increase in interest expense.
- **Income tax expense** decreased by $1.9m quarter on quarter.
- **Net income** was $0.8 million in the quarter, up from $7.4 million loss in the previous quarter
- **Adjusted EBITDA** increased by $11.6m, quarter on quarter to $84 million.
- **Cash and cash equivalents and Restricted cash** were impacted by:
  - $2.4m cash provided by operations, which includes $67.1m in cash interest and $7.9m of income taxes paid;
  - ($25.7m) cash spent on drilling equipment and asset activation costs;
  - $9.8m proceeds from the return of previous shareholder funding to our Mexico JVs;
  - ($161.4m) Net cash used in financing activities comprised of:
    - ($151.2m) re-payment of the old convertible bond;
    - ($35.2m) cash used on debt principal payments; and
    - $25.0m from the upsize of the DNB facility;

Borr Drilling

 JACKUP MARKET REMAINS TIGHT  UTILIZATION AT HIGH LEVELS  AND FORWARD CONTRACT COVERAGE INCREASING  Source: Petrodata by S&P Global, DNB Markets  Notes: Modern rigs are units delivered in 2000 or after

CONTINUING TO BUILD QUALITY BACKLOG

TOTAL CONTRACT BACKLOG

$1.64 billion[1]	34.1 years	$132k Avg Rate[2]

2023YTD NEW CONTRACTS[3]

$289 million[1]	4.8 years	$163k Avg Rate[2]



200,000
180,000
160,000
140,000
120,000
100,000
Dec-22
Jan-23
Mar-23
May-23
Jun-23
Aug-23
Oct-23

RECENT DEVELOPMENTS

- Mist secured a new contract for a 244 days program in Thailand that will commence in January 2024 in direct continuation of its current contract.
- Thor secured a binding LOA for a 151 days program in Southeast Asia, expected to commence in December 2023 in direct continuation of its current contract.
- Gerd secured a binding LOA for a 270 days program in the Middle East, expected to commence in December 2023.
- P1 and Norve had options or extensions taken by their respective customers.
- Arabia III and Hild completed their activations and are currently in transit to Saudi Arabia and Mexico, respectively.
- Accelerated delivery of Vale and Var to Q3 2024 and Q4 2024, respectively.
- All 22 delivered rigs are contracted or have future commitments.

Source: Company Data (Borr Drilling) as of August 17th, 2023.
Notes: [1] Including five rigs operating in Mexico under a JV on 100% basis and mobilization revenues, excluding unexercised options.
[2] Average Rate calculated dividing total contract backlog by backlog days. 3 Includes binding LOAs for the Thor and Gerd.

Borr Drilling

SET TO DELIVER STRONG RESULTS  ADJUSTED EBITDA & AVERAGE OPERATING RIGS1  STRONG 2024 VISIBILITY AND ADDITIONAL UPSIDE  Source: Company Data (Borr Drilling) as of August 17th 2023  1: Contract coverage shown including priced options as percentage. Average dayate shown both including and excluding priced options. Calculated dividing total contract backlog by backlog days, Backlog is including five rigs operating in Mexico under a JV on 100% basis and mobilization revenues  % contract coverage and average dayrate1

 IN CONCLUSION  8  ✓  Strong Q2 2023 with 45% Adj. EBITDA margin and an earnings fall through of 75% on the additional revenue Q-on-Q   ✓  Backlog quality improving with higher dayrates – our long-term earnings potential is backed by premium assets   ✓  Planning with shipyard to accelerate the delivery of the 2 newbuilds which increases earnings potential from end of 2024  ✓  The refinance of 2025 debt maturities is a key priority – with the aim to conclude this as soon as is practical  ✓  With 100% contracted utilization and technical uptime of 98.7%, our focus remains on operational excellence